Palatin Technologies, Inc. 10-K
EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Palatin Technologies:

We consent to the incorporation by reference in registration statements on Form S-3 (Nos. 333-33569, 333-56605, 333-64951, 333-72873, 333-84421, 333-52024, 333-54918, 333-74990, 333-100469, 333-101764, 333-104370, 333-112908, 333-128585, 333-132369, 333-140648, 333-146392, 333-170227 and 333-174251) and registration statements on Form S-8 (Nos. 333-57079, 333-83876, 333-128854, 333- 149093, 333-163158 and 333-174257) of Palatin Technologies, Inc. of our report dated September 10, 2012, with respect to the consolidated balance sheets of Palatin Technologies, Inc. and subsidiary as of June 30, 2012 and 2011, and the related consolidated statements of operations, stockholders, equity and comprehensive loss and cash flows for each of the years in the three-year period ended June 30, 2012, which report appears in the June 30, 2012 annual report on Form 10-K of Palatin Technologies, Inc.

Our report dated September 10, 2012 contains an explanatory paragraph that states that the Company has incurred recurring net losses and negative cash flows from operations and will require additional financing to continue to fund its planned development activities. The private placement completed in July 2012 contains certain contractual obligations to redeem certain warrants upon request by the investor at the then fair value of the underlying common stock in the event the number of authorized shares is not increased by June 30, 2013. These conditions raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Philadelphia, Pennsylvania
September 10, 2012